Exhibit 99.1

Company Contact:	Investor Relations Contact:
Lian Xin, Senior Manager	Ed Job, Sr. Account Manager
China GrenTech Corp. Ltd.	CCG Investor Relations
Tel: +86 755 2650 3007	Tel: + (86) 1381-699-7314 (Shanghai)
E-mail: investor@powercn.com	E-mail: ed.job@ccgir.com
China GrenTech Announces Fourth Quarter and Fiscal Year 2010 Financial Results
- 2010 revenue increased by 7.4%
-Achieved strong net income growth of 200.4%
SHENZHEN, CHINA — March 16, 2011 — China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech”, or “the Company”), a leading China-based provider of radio frequency (“RF”) and wireless coverage products and services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.
Fourth Quarter 2010 Financial Highlights
•	Total revenue was RMB794.3 million (US$120.3 million)(1) , an increase of 59.0% year-over-year

•	Gross profit was RMB221.0 million (US$33.5 million), an increase of 133.2% year-over-year

•	Operating income was RMB132.4 million (US$20.1 million), compared to a loss of RMB10.0 million during the fourth quarter of 2009

•	Net income attributable to the equity shareholders of GrenTech was RMB102.9 million (US$15.6 million), compared to a loss of RMB7.1 million during the fourth quarter of 2009

•	Diluted earnings per ADS(2) was RMB4.40 (US$0.67), compared to a loss of RMB0.30 per ADS during the fourth quarter of 2009
     Fiscal Year 2010 Financial Highlights
•	Total revenue increased by 7.4% year-over-year to RMB1,720.7 million (US$260.8 million)
•	Gross profit increased by 20.3% year-over-year to RMB455.7 million (US$69.1 million)
•	Operating income increased significantly by 157.8% year-over-year to RMB155.7 million (US$23.6 million)
•	Net income attributable to the equity shareholders of GrenTech increased significantly by 200.4% year-over-year to RMB98.1 million (US$14.9 million)
•	Diluted earnings per ADS was RMB4.12 (US$0.62), compared to diluted earnings per ADS of RMB1.35 in 2009

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on December 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was US$1.00=RMB6.6000. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2010.

(2)	Each ADS represents 25 of the Company’s ordinary shares.

“Not only has our top line performance grown consecutively for the last several years, but we have also achieved a major breakthrough in attaining a significant improvement in profitability this year as management committed to a more robust business strategy to enhance the overall development of the Company. We are delighted to deliver outstanding fourth quarter and fiscal year 2010 results, as we were able to achieve solid growth, improve our product mix to focus on higher margin products, improve operational efficiency and strengthen internal controls, and as a result, significantly enhance our net income and margins,” said Mr. Yingjie Gao, Chairman and CEO of GrenTech.
“In 2010, we took the following steps to improve products mix and profitability: i) we promoted new products including WLAN, digital optic coverage products and network coverage to subway segment etc., all of which represented over 20% of our total revenue. These new products introductions enriched our product offerings and contributed to the increase in our margins, and ii) we enhanced our traditional product portfolio with a higher proportion of integrated services sales which has higher margin than equipment sales. This strategy has proven successful as for the first time, our sales contract value of integrated services has exceeded sales from traditional wireless coverage equipments,” Mr. Gao added.
“In order to maintain our technology edge and stay ahead of the competition, we increased research and development expenditures by 19.5% from 2009 levels. As a result, we achieved an important milestone in our digital technology platform, where we developed a series of digital optic coverage products and solutions. In order to resolve the problem of different networks sharing the same coverage system, we use high-speed data transmission technology and pico-power distribution technology. This technology reduces signal disturbances and improves efficiencies of signal transmission, while creating a suite of solutions for indoor wireless coverage where GSM, CDMA, WCDMA, TD-SCDMA, WLAN and other signals can be used simultaneously with minimal interference. This is an important breakthrough as the technology can be used as a basis for the advancement of integration of telecom, broadcast TV and Internet networks in China (“ tri-network integration”). Based on our in-house technology development, we were successful in winning all 7 bid sections for the CMMB project in 2010, underlying the strength of our technology and industry know how.”
“During the year, we were invited to be part of World Expo 2010 and Guangzhou Asian Games communications and network support team in China, which we believe demonstrates our leading position in the market. We also obtained “Outstanding contributor award to the Guangzhou Asian Games communications and network support team” by China Mobile. In addition, we were the sole equipments provider for China Mobile of Shanghai Expo’s WLAN, and WLAN solutions provider for China Telecom to the China Pavilion at the Expo event.”
“Looking forward to 2011, we are confident that China GrenTech is well positioned to maintain its growth momentum in the traditional wireless coverage business and base station RF business. In the meantime, we will continue to expand our businesses, including by providing nationwide WLAN products and integrated services for China Mobile to help it accommodate growing demand for bandwidth; leveraging our CMMB project to penetrate China Broadcasting Corporation’s network; expanding market share in the light rail transit and subway wireless coverage projects; and expanding our aesthetic antenna business and introducing other new products. We believe that the Chinese telecommunication operators will maintain their level of investment in network construction in 2011, which, together with our pipeline of new product introductions and new client retention, will enable us to continue to deliver solid growth for the coming year.”

Fourth Quarter and Fiscal Year 2010 Financial Results
Revenue
Revenue for the fourth quarter 2010 was RMB794.3 million (US$120.3 million), representing a RMB294.7 million (US$44.7 million), or 59.0% increase compared to the same period of 2009. The primary driver was the increased revenue of RMB173.0 million (US$26.2 million) generated from China Mobile in the fourth quarter, representing an increase of 160.1% from 2009. Revenue generated from China Unicom also increased by RMB114.4 million (US$17.3 million), representing an increase of 80.4% from 2009.
Total fiscal year 2010 revenue was RMB 1,720.7 million (US$260.8 million), which increased by 7.4% from RMB1,602.9 million in 2009. Revenue from wireless coverage products and services increased by 19.1% year-over-year, whereas revenue from base station RF products decrease by 27.0% compared to 2009. The increase in revenues in the wireless coverage products and services segment was attributable to China Mobile’s increased spending to enhance its GSM network quality and increased investment in WLAN. During 2010 the Company was successful in expanding its WLAN business as well as increasing regional market shares in wireless coverage business with China Mobile, which resulted in a 61.7% or RMB241.3 million (US$36.6 million) increase in revenue from that account. In addition, the other new products and services that were launched in 2010, including digital optic coverage products, and network coverage to subway segment etc., also contributed to the growth in total revenue in 2010. Revenue generated from China Unicom and China Telecom was slightly deceased as the lower coverage spending by both of these telecom operators. Sales from base station RF products also decreased due to the slower pace in 3G infrastructure spending after its peak period in 2009.

	2009		2010
	Fourth Quarter	Fiscal Year	Fourth Quarter		Fiscal Year
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	US$’000	% of Revenue
Wireless Coverage Products & Service
China Mobile	108,092	390,902	281,126	42,595	632,158	95,782	36.7%
China Unicom	142,361	518,246	256,809	38,910	483,031	73,187	28.1%
China Telecom	113,929	241,198	112,504	17,046	228,106	34,562	13.3%
Overseas	4,614	17,054	3,432	520	11,527	1,747	0.7%
Non-operators	20,705	28,574	33,016	5,003	69,204	10,485	4.0%
Subtotal	389,701	1,195,974	686,887	104,074	1,424,026	215,763	82.7%
RF Products
OEMs	109,883	406,969	107,410	16,274	296,948	44,992	17.3%
Total	499,584	1,602,943	794,297	120,348	1,720,974	260,755	100%

Cost of Revenues
Cost of revenues in the fourth quarter of 2010 was RMB573.3 million (US$86.9 million), representing a 41.6% year- over-year increase from RMB168.5 million.
Cost of revenues for the fiscal year 2010 was RMB1,265.2 million (US$191.7 million), representing an increase of 3.4% compared to 2009.
The increase in cost of revenues was driven primarily by the increased sales volume.
Gross Profit and Gross Margin
Gross profit for the fourth quarter of 2010 was RMB221.0 million (US$33.5 million), representing an increase of 133.2%, or RMB126.2 million (US$19.1 million) from RMB94.8 million in 2009. Gross margin for the fourth quarter of 2010 was 27.8%, compared to 19.0% in the comparable period of 2009.
Gross profit for the fiscal year 2010 was RMB455.7 million (US$69.1 million), representing an increase of 20.3% or RMB76.8 million (US$11.6 million) from 2009. Gross margin increased to 26.5% from 23.6% in 2009. The increase in gross margin is attributable to the introduction of higher margin new products as discussed above, and the increased portion in sales of higher-margin integrated services compared to 2009.
Other Revenue
During the fourth quarter of 2010, other revenue was RMB4.1 million (US$0.6 million), compared to RMB1.7 million in the same period of 2009.
For the fiscal year 2010, other revenue was RMB16.6 million (US$2.5 million), representing an increase of 396.2% from RMB3.3 million in 2009.
The increase was attributable to the increased rental income from the leasing area at the Company’s headquarter building.
Operating Expenses
Total operating expenses for the fourth quarter of 2010 were RMB92.6 million (US$14.0 million), representing a 13.0% decrease from RMB106.4 million in the fourth quarter of 2009.
For the fiscal year 2010, total operating expense decreased by 1.6% to RMB316.7 million (US$48.0 million) from RMB321.9 million in 2009.

Research and Development Costs
Research and development costs for the fourth quarter of 2010 were RMB15.0 million (US$2.3 million), a decrease of 14.3% compared to the corresponding period in 2009. The decrease was attributable to decreased spending on research and development materials.
For the fiscal year 2010, research and development costs were RMB71.6 million (US$10.8 million), representing a 19.5% increase compared to 2009 as a result of the Company’s strategy to increase the launch of new products and technologies.
Sales and Distribution Expenses
Sales and distribution expenses for the fourth quarter 2010 remained relatively stable at RMB59.0 million (US$8.9 million).
For the fiscal year 2010, sales and distribution expenses were RMB166.6 million (US$25.2 million), representing a decrease of 7.7% from 2009. The decrease was attributable to the Company’s more stringent internal control and improved operational efficiencies.
General and Administrative Expenses
General and administrative expenses for the fourth quarter of 2010 were RMB18.6 million (US$2.8 million), representing a decrease of 38.0% compared to the corresponding period last year.
For the fiscal year 2010, general and administrative expenses decreased by 3.7% to RMB78.5 million (US$11.9 million) compared to 2009.
The quarterly and annual decreases were mainly attributable to a reduction in bad debt allowances which totaled RMB8.3 million (US$1.3 million) during the year. Other expenses related to audits, office expenses and equity amortization slightly decreased.
Operating Income
During the fourth quarter of 2010, operating income was RMB132.4 million (US$20.1 million), compared to operating loss of RMB10.0 million in the same period in 2009.
For the fiscal year 2010, operating income was RMB155.7 million (US$23.6 million), increasing by 157.8% from RMB60.4 million in 2009. Operating margin increased to 9.0% in 2010 from 3.8% in 2009.
The increase in operating income was mainly attributable to the Company’s improvement in gross margin, the decreases in sales and distribution and general and administrative expenses and increase of rental income.
Other Income/ Expense
Interest income during the fourth quarter of 2010 was RMB14.9 million (US$2.3 million), decreasing by 8.0% from RMB16.2 million in 2009.

For the fiscal year 2010, interest income was RMB27.8 million (US$4.2 million), decreasing by 32.3% from RMB 41.0 million in 2009.
The decrease in interest income was attributable to the lower amortization of discounted income from prior years’ accounts receivable.
Interest expense during the fourth quarter of 2010 was RMB15.6 million (US$2.4 million), increased by 15.1% from RMB13.5 million during the corresponding period in 2009.
For the fiscal year 2010, interest expense was RMB58.1 million (US$8.8 million), increased by 2.4% from RMB56.8 million in 2009.
The increase in interest expense was primarily due to increase in short-term bank loans and an increase in the effective interest rate.
Earnings
Net income for the fourth quarter of 2010 was RMB102.9 million (US$15.6 million), compared to a net loss of RMB7.1 million in the same period of 2009.
For the fiscal year 2010, net income increased by 200.4% to RMB98.1 million (US$14.9 million) from RMB32.7 million in 2009.
Diluted earnings per ADS for the fourth quarter of 2010 were RMB4.40 (US$0.67), compared to diluted loss per ADS of RMB0.30 in the same period of 2009.
Diluted earnings per ADS for fiscal year 2010 were RMB4.12 (US$0.62), compared to RMB1.35 in 2009.
Balance Sheet
Cash, cash equivalents and pledged time deposits were RMB514.7 million (US$78.0 million) as of December 31, 2010, representing a decrease of 10.1% as compared to December 31, 2009, primarily attributable to additional cash spending on raw material procurement, research and development, as well as enhancement of production facilities.
Total accounts receivable including long-term accounts receivable as of December 31, 2010 was RMB1,572.6 million (US$238.3 million), representing an increase of 17.0% as compared to December 31, 2009, primarily due to increased revenue in the fourth quarter of 2010 for which most accounts receivable has not entered into the collection period.
Inventories as of December 31, 2010 decreased by 16.6% to RMB643.3 million (US$97.5 million) compared to December 31, 2009, primarily due to increased sales and improved supply chain management efficiency.

Total assets increased by 2.4% to RMB 3,419.1 million (US$518.0 million), compared to RMB 3,337.3 million as of December 31, 2009.
Total liabilities as of December 31, 2010 were RMB 1,866.6 million (US$282.8 million), a slight decrease of 0.2% from December 31, 2009.
Business Outlook
Wireless Coverage Products and Services
Looking ahead, China Mobile’s continued spending to enhance its GSM network coverage and expand its WLAN to accommodate large data usage among its users will remain important growth drivers for China GrenTech. In addition, the Company will also continue its effort in research and development to support China Mobile’s TD-LTE trial phase. The Company also expects business from China Unicom to grow as it invests to expand its WCDMA network to accommodate more users and enhance its WLAN coverage to support the increase in data usage. The Company also expects CMMB’s network coverage to continue to expand due to the push for tri-network integration. In addition wireless coverage in the subway segment is also expected to provide opportunities for the Company to grow its business in the quarters ahead. GrenTech will leverage its strong track record to maintain its growth momentum in the traditional wireless coverage business, at the same time, the Company will continue to develop and launch new products as well as its extensive integrated services capabilities to meet the growing market demand.
Base Station RF Products
The Company will leverage its current customer base to increase introduction of new products to expand market share. Along with the development of TD-LTE trial phase, the Company believes that its TD-LTE RF products will be launched during the third or fourth quarter of 2011. The Company will also look into increasing sales to overseas operators to provide overall coverage solutions and RF products.
Guidance for First Quarter 2011
For the first quarter of 2011, GrenTech forecasts revenue to be in the range of RMB160 million to RMB184 million.
Conference Call
The Company will host a conference call at 8:00 a.m. ET or 8:00 p.m. Beijing/Hong Kong time on March 17, 2011, to discuss the results for the fourth quarter and fiscal year 2010. To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 866 706 7745. International callers should dial +1 617 614 3472. When prompted by the operator, mention conference pass code GRENTECHCALL.
If you are unable to participate in the call at this time, a replay will be available for 7 days starting on March 17, 2011. To access the replay, please dial +1 888 286 8010, international callers dial +1 617 801 6888, and enter the pass code 60443508. A live webcast of the conference call and replay will also be available on the investor relations page of GrenTech’s website at: http://www.grentech.cn/en/Earnings_Announcements.asp

About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, subways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.
Safe Harbor Statement
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the Company’s reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecommunications operators’ bidding policies or other factors, which could adversely affect the Company’s business and margins; the risk that the telecommunications operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects or that the Company will not be successful in future bids for tenders held by the operators; uncertainty as to the future demand for base station RF products by domestic or international base station equipment manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates due to factors beyond the Company’s control; risks associated with large accounts receivable, long collection periods and accounts receivable cycles and the Company’s ability to maintain or improve its recently decreasing collection periods; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainties regarding the timing and nature of any future restructuring of the telecommunications operators in China and uncertainty regarding the planned integration of telecom, broadcast TV and Internet networks in China and how such convergence, if it happens, may affect the Company’s business; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies or to develop new markets for wireless coverage products and services such as industrial users; risks associated with possible defects and errors in its wireless coverage products or base station RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(RMB and US$ expressed in thousands)

	December 31,	December 31,	December 31,
	2009	2010	2010
	RMB	RMB	US$
Assets
Cash and cash equivalents	469,454	424,563	64,328
Pledged time deposits	103,035	90,132	13,656
Accounts receivable, net	892,149	1,110,075	168,193
Inventories	771,236	643,265	97,464
Other current assets	116,793	107,048	16,220

Total current assets	2,352,667	2,375,083	359,861
Long-term accounts receivable	452,191	462,521	70,079
Other non-current assets	532,489	581,494	88,106

Total assets	3,337,347	3,419,098	518,046

Liabilities and equity
Short-term bank loans	613,378	638,229	96,702
Other current liabilities	1,142,441	1,133,772	171,783

Total current liabilities	1,755,819	1,772,001	268,485
Long-term bank loans	110,000	90,000	13,636
Other non-current liabilities	4,679	4,598	697

Total liabilities	1,870,498	1,866,599	282,818
Non-controlling interests	4,340	6,335	960
Total equity attributable to GrenTech	1,462,509	1,546,164	234,268

Total liabilities and equity	3,337,347	3,419,098	518,046

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(RMB and US$ expressed in thousands except for share and per share data)

	For Three Months Ended December 31,			For Twelve Months Ended December 31,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
Revenues	499,584	794,297	120,348	1,602,943	1,720,974	260,754
Cost of revenues	-404,827	-573,331	-86,868	-1,223,973	-1,265,247	-191,704

Gross profit	94,757	220,966	33,480	378,970	455,727	69,050
Other revenue	1,664	4,094	620	3,344	16,594	2,514
Operating expenses
Research and development costs	-17,524	-15,026	-2,277	-59,899	-71,590	-10,847
Sales and distribution expenses	-58,906	-59,009	-8,941	-180,525	-166,592	-25,241
General and administrative expenses	-30,004	-18,600	-2,818	-81,506	-78,478	-11,891

Total operating expenses	-106,434	-92,635	-14,036	-321,930	-316,660	-47,979

Operating (loss)/income	-10,013	132,425	20,064	60,384	155,661	23,585
Other income/(expenses)
Interest income	16,240	14,934	2,263	40,997	27,770	4,208
Interest expense	-13,515	-15,552	-2,356	-56,766	-58,142	-8,809
Investment income	0	0	0	0	0	0
Foreign currency exchange loss	162	-141	-21	-211	-597	-90
Grant income	920	57	9	6,322	2,157	327

Total other expenses, net	3,807	-702	-105	-9,658	-28,812	-4,364

(Loss)/income before income tax expense	-6,206	131,723	19,959	50,726	126,849	19,221
Income tax expense	-883	-29,321	-4,443	-18,068	-29,714	-4,502

Net (loss)/ income	-7,089	102,402	15,516	32,658	97,135	14,719
Net Loss attributable to non-controlling interests	14	496	75	14	1,005	152

Net (loss)/income attributable to equity shareholders of the Company	-7,075	102,898	15,591	32,672	98,140	14,871

(loss)/earnings per share attributable to the equity shareholders of the Company:
— Basic	-0.01	0.18	0.027	0.05	0.17	0.026

— Diluted	-0.01	0.18	0.027	0.05	0.16	0.025

Weighted average number of ordinary shares outstanding:
— Basic	590,137,125	569,811,000	569,811,000	595,536,733	581,814,594	581,814,594

— Diluted	593,783,108	584,798,674	584,798,674	604,781,041	595,199,449	595,199,449

China GrenTech Corporation and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(RMB and US$ expressed in thousands)

	For Year Ended December 31,
	2009	2010	2010
	RMB	RMB	US$
Net cash provided by operating activities	90,731	58,012	8,790
Net cash used in investing activities	-45,338	-92,089	-13,953
Net cash provided by/ (used in) financing activities	130,919	-10,217	-1,548
Effect of exchange rate changes on cash	-211	-597	-90

Net increase/(decrease) in cash and cash equivalents	176,101	-44,891	-6,801
Cash at beginning of the year	293,353	469,454	71,129
Cash at end of the year	469,454	424,563	64,328